UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ______________

Commission File Number 001-14273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
6316 Windfern Road
Houston, Texas 77040

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Core Laboratories N.V.
Van Heuven Goedhartlaan 7 B
1181 LE Amstelveen
The Netherlands

REQUIRED INFORMATION

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.

ITEM 4.  As permitted by the U.S. Securities and Exchange Commission Rules, Items 1, 2, and 3 of this Annual Report on Form 11-K have been omitted, and the following financial statements of the Plan, notes to such financial statements, and the Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report in accordance with ERISA reporting requirements:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019

(c)	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020

(d)	Notes to Financial Statements as of December 31, 2020 and 2019

(e)	Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2020

The Independent Registered Public Accounting Firm's Consent to the incorporation by reference of these financial statements in the Registration Statement on Form S-8 (No. 333-73772, 333-73774), which pertains to the Core Laboratories Profit Sharing and Retirement Plan, is being filed as Exhibit 23.1 to this Annual Report on Form 11-K.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

DECEMBER 31, 2020 and 2019

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because the schedules are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors, and the Administrative Committee of the Core Laboratories Profit Sharing and Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Core Laboratories Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but rather required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas

June 29, 2021

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS

Investments, at fair value:
Life insurance contract	$36,747	$58,556
Core Laboratories N.V. Common Stock	8,212,596	11,295,278
Investment funds	167,039,283	178,438,570

Total investments	175,288,626	189,792,404

Receivables:
Notes receivable from participants	2,353,140	3,241,490
Other	—	225,946

Total receivables	2,353,140	3,467,436

Total assets	177,641,766	193,259,840

LIABILITIES

Excess contributions payable	142,389	—
Other payables	16,000	15,000

Total liabilities	158,389	15,000

Net assets available for benefits	$177,483,377	$193,244,840

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2020

Investment income:
Interest and dividend income	$3,151,081
Net appreciation in fair value of investments	12,583,577

Total investment income	15,734,658

Contributions:
Participant	4,816,381
Employer	1,224,822
Participant rollovers	269,667

Total contributions	6,310,870

Interest income on notes receivable from participants	156,439

Total additions	22,201,967

Deductions from net assets attributed to:
Withdrawals and retirement benefits	37,761,088
Administrative expenses	202,342

Total deductions	37,963,430

Net decrease in net assets available for benefits	(15,761,463)

Net assets available for benefits, beginning of year	193,244,840

Net assets available for benefits, end of year	$177,483,377

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1.	SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") is sponsored by an entity (the "Company") wholly owned by Core Laboratories N.V. and was established, effective October 1, 1994, through its predecessor entity, Core Laboratories, Inc. The following brief description of the Plan provides only general information. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code (the "Code" or “IRC”).

Plan Amendments

The Plan, from time to time, makes amendments to incorporate changes in regulations and provide clarity to its provisions. The Plan was amended and most recently restated on January 1, 2015 for this purpose, and continues to make Plan amendments, as appropriate, and any significant revisions to Plan policy are contained herein.

Effective on April 1, 2018, the Plan was amended ("Third Amendment") to eliminate the eligibility requirement to attain the age of twenty-one for participation in the Plan.

Effective on January 1, 2019, the Plan was amended to comply with the Balanced Budget Act of 2018.  The Plan removed the loan requirement prior to an in-service hardship withdrawal as well as removing the six-month suspension of contributions after a hardship withdrawal.

Effective June 1, 2020, the Company’s safe harbor matching contributions were suspended until further notice and Plan participants were notified 30-days prior to the effective date as required by law.

Plan Administrator and Trustee

An administrative committee appointed by the Company is the Plan Administrator, as defined under ERISA. Fidelity Investments (the "Record-keeper") and Fidelity Management Trust Company (the "Trustee") have been contracted to serve as the record-keeper and the trustee of the Plan, respectively. The Trustee is the custodian of the investment funds, Wilco is the custodian of the life insurance contract, and Fidelity Investments is the custodian of Core Laboratories N.V. Common Stock.

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan. Participation may commence upon the eligible employee's date of hire. Employees must satisfy a service requirement of 1,000 hours of service during a Plan year to be eligible to receive any employer discretionary contributions.

Contributions

The Plan allows each participant to make pre-tax contributions or after-tax Roth contributions of up to 60% of his or her compensation, as defined by the Plan, up to the statutory limit of $19,500 for 2020. The Plan also allows participants who attained age 50 before the close of the Plan year to contribute an additional "catch-up" contribution in the amount of $6,500 for 2020, as permitted under the Code. The Company makes safe harbor matching contributions equal to a designated percentage of each participant's pre-tax contributions, up to a maximum of 4% of the participant's compensation. In addition, the Company may, in its discretion, make an additional employer discretionary contribution for a Plan year with respect to each participant who has completed one year of service (as defined by the Plan) and is employed by the Company on the last day of such Plan year. Due to the uncertain market condition caused by the impact of COVID-19, the Company suspended the safe harbor matching contributions June 1, 2020 until further notice. During the year ended December 31, 2020, the Company made safe harbor matching contributions totaling $1,224,822 and no additional employer discretionary contributions.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's safe harbor matching contributions, allocations of any additional discretionary Company contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances in accordance with the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance, as defined below.

Vesting

Participants are fully vested in their contributions, the Company's safe harbor matching contributions and related earnings or losses. Participants vest in Company matching contributions other than the safe harbor matching contributions, discretionary contributions and the related investment earnings or losses at the rate of 20% for each completed year of service, as defined by the Plan. A participant becomes fully vested in Company contributions and related earnings/losses if such participant, while employed by the Company, becomes totally and permanently disabled, upon death, or attains either the early retirement age of 55 years with 10 years of service or the normal  retirement age of 65, as defined by the Plan document.

Investment Program

Participants may direct the investment of their contributions, the Company's matching and any additional discretionary contributions into any registered investment companies (mutual funds) offered by the Plan, collective trust funds and the Core Laboratories N.V. Common Stock. The Plan's life insurance contract was not available during the years ended December 31, 2020 and 2019 as a participant investment option.

Contributions may be invested in one fund or divided among two or more funds.  Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis with some restrictions. For insiders, as defined by the U.S. Securities and Exchange Commission, transfers into or out of Core Laboratories N.V. Common Stock are limited to certain trading windows.

Administrative Expenses

The Plan is responsible for payment of the Trustee expenses and fees; however, the Company may pay the Plan expenses directly. No material expenses were paid by the Company on behalf of the Plan during the year ended December 31, 2020. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

Expense Offset Arrangements

Fees incurred by the Plan for the investment management services and recordkeeping are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment.

Notes Receivable from Participants

The Plan permits eligible participants to borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balances in the Plan. Notes receivable bore interest ranging from 4.25% to 6.50% at December 31, 2020. Notes receivable are repaid through payroll deductions over a period not to exceed five years and are collateralized by the vested balance in the participant's account and are calculated on a fully amortized basis.

Payment of Benefits and Forfeitures

Upon termination of employment, death, disability, or retirement, a participant, or the participant's estate in the case of death, may elect to receive a distribution equal to the participant's vested interest in his or her Plan account balance. A participant may elect an in-kind distribution of the portion of his or her vested account balance that is invested in Core Laboratories N.V. Common Stock. The Plan, upon the participant’s termination, automatically distributes vested account balances less than $1,000 to the participant and automatically rolls over vested account balances between $1,000 and $5,000 into an individual retirement account.

A participant may make an in-service withdrawal from his or her vested account balance at age 59 1/2 or later.  Subject to satisfying the applicable requirements of the Code, a participant may also make an in-service withdrawal from his or her pre-tax contributions in the event of financial hardships. A participant can withdraw his or her rollover contributions, if any, from the Plan without being suspended from making additional pre-tax contributions to the Plan.

Prior to age 59 1/2, a participant may elect an in-service distribution of an amount not exceeding the then value of the participant's vested interest, as defined by the Plan document, in the participant's employer contribution portion of their account, subject to the following limitations: (a) the participant must have been a participant in the Plan for at least five years; and (b) the amount available for such in-service distribution must be an eligible rollover distribution.

Upon a participant's termination of employment, any unvested Company contributions and the related investment earnings or losses will be forfeited. Subject to certain conditions, a participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored.

Forfeitures, net of amounts restored, may be used to first pay Plan expenses, then to reduce future Company contributions under the Plan. Forfeitures of $93,257 and $78,030 were available to pay Plan expenses or to reduce future Company contributions, at December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, forfeitures of approximately $101,570, were used to reduce Company contributions or paid Plan expenses.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated and distributed among the participants and beneficiaries of the Plan in accordance with ERISA and the terms of the Plan.

During the 2020 Plan year, as a result of the COVID-19 pandemic, the Company experienced higher than average turnover. Despite the relaxed guidelines issued in the Taxpayer Certainty and Disaster Tax Relief Act of 2020, it was determined that the Plan experienced a partial plan termination. Of the eligible population of 1,375 employees, the Plan had 292 involuntary terminations. Standard correction for this is to fully vest all participants who were involuntarily terminated during the period. However, the Plan already vests participants at 100%. The Plan will document that this partial plan termination did occur and that no further correction was necessary to participant accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment Valuation

Core Laboratories N.V. Common Stock and investment fund securities are valued at fair value. Core Laboratories N.V. Common Stock values are based on their quoted market prices. Investments in shares of the funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Plan’s interest in the collective trust is valued based on the fair value of the underlying investments held by the fund less its liabilities at year end. Investments in life insurance policies are recorded at the cash surrender value of the life insurance policies, as determined by the issuer of the insurance policy, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Investment Income

Investment income includes the net appreciation or depreciation in the fair value of the Plan's investments, consisting of realized and unrealized gains and losses. Dividend and interest income from investments and notes receivable from participants are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.

Plan management evaluates estimates on an ongoing basis and utilizes historical experience, as well as various other assumptions believed to be reasonable in a given circumstance, in order to make these estimates. Actual results could differ from estimates, as assumptions and conditions change.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as the Plan assessed that the Notes receivable were adequately collateralized or collectable, as of December 31, 2020 and 2019. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service

(“IRS”) are recorded as a liability with a corresponding reduction to participant contributions. The Plan distributed the 2020 excess contributions totaling $142,389 to the applicable participants prior to March 15, 2021.

Benefit Payments

Benefits are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

In determining fair value, the degree of judgment used to measure fair value generally correlates to the type of pricing and other data used as inputs, or assumptions, in the valuation process. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's own market assumptions using the best information available. Based on the type of inputs used to measure the fair value of the Plan's financial instruments, the Plan classifies them into the following three-level hierarchy:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•

Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities in active or inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 includes unobservable inputs which reflect the Plan's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the fair value of the assets and liabilities, the Plan generally uses two approaches, the market approach and the cost approach. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets. The cost approach is the amount that would be currently required to replace an asset and indicates the cost to the Plan to require a substitute asset.

The following is a description of the valuation methods used for assets measured at fair value at December 31, 2020 and 2019. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual funds: The fair value of these funds is based on the daily closing price as reported by the fund (Market approach). Investment funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Core Laboratories N.V. Common Stock: The fair value of this security is based on observable market quotations in an active market and is priced on a daily basis at the close of business (Market approach).

Life insurance contracts: The fair value of these contracts is based on the cash surrender value of the contracts (Cost approach).

Collective trusts:  Valued at the NAV of units of a bank collective trust.  The NAV, as provided by the trustee is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Participant transactions (purchases and sales) may occur daily.  Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. (Market approach)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2020 and 2019:

		Fair Value Measurement at December 31, 2020
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds	$75,906,218	$75,906,218	$—	$—
Core Laboratories N.V. common stock	8,212,596	8,212,596	—	—
Life insurance contract	36,747	—	—	36,747
Net assets in fair value hierarchy	84,155,561	$84,118,814	$—	$36,747
Investments measured at NAV(1)	91,133,065
Total	$175,288,626

		Fair Value Measurement at December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds	$86,482,558	$86,482,558	$—	$—
Core Laboratories N.V. common stock	11,295,278	11,295,278	—	—
Life insurance contract	58,556	—	—	58,556
Net assets in fair value hierarchy	97,836,392	$97,777,836	$—	$58,556
Investments measured at NAV(1)	91,956,012
Total	$189,792,404

(1) In accordance with Accounting Standards Codification "ASC" 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the fair value of the Plan's assets at the end of each respective year.

The following tables present the changes in fair value of the Plan's Level 3 investment assets for the years ended December 31, 2020:

2020
Balance at January 1,	$58,556
Disbursements on investments, net of interest earned	(21,809)
$36,747

Fair Value of Investments in Entities that Use NAV

	Fair value as of December 31,		Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Collective Trust *	2020	2019
Putnam Stable Value Fund	$28,138,851	$26,901,829	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2020 Fund	10,929,895	14,311,635	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2025 Fund	16,877,805	15,717,474	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2030 Fund	8,496,716	8,383,974	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend Income Fund	3,757,121	3,724,634	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2035 Fund	6,797,283	6,689,910	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2040 Fund	5,518,450	5,828,402	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2045 Fund	6,249,695	6,026,911	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2050 Fund	3,122,785	3,250,622	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2055 Fund	1,002,358	931,711	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2060 Fund	242,106	188,910	N/A	Daily	None	None
	$91,133,065	$91,956,012

* The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of various indexes. The collective trust funds are valued at the NAV per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date.

4.	RISKS AND UNCERTAINTIES

The Plan provides for various investments in investment funds, and Core Laboratories N.V. Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, foreign exchange, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets Available for Benefits, and the amounts reported in participant accounts.

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic and resulting global disruptions have caused significant economic uncertainty and volatility in financial markets throughout 2020. This negatively impacted the returns and value of various investment securities, as a result, as of December 31, 2020, the Plan's various investment securities have incurred significant declines in fair value compared to December 31, 2019. Though the impact of COVID-19 continued into 2021, with the various vaccination rollouts in the United States and internationally, the economy and markets have become less volatile and progressive recovery is anticipated in the second half of 2021.

5.	FEDERAL INCOME TAX STATUS

The Plan adopted by the Company is a volume submitter (“VS”) plan that is designed to comply with provisions of the IRC Economic Growth and Tax Reconciliation Act of 2001 (“EGTRRA”). Such VS plans are pre-approved by the Internal Revenue Service by reference to the Cumulative List of Changes in Plan Qualification Requirements (the

“Cumulative List”) provided under EGTRRA.  Accordingly, the Plan is eligible for a six-year remedial amendment cycle.  Because the Plan is a VS plan, the Company is not authorized to amend the Plan except to comply with changes in the Cumulative List.  The Plan received a favorable opinion letter from the Internal Revenue Service on March 31, 2014.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides for investment in shares of Core Laboratories N.V. Common Stock, investment in funds managed by the Trustee, and collective trust funds. The Plan also allows participants to borrow from their vested balances. These transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permitted.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2020 and 2019:

	2020	2019
Net assets available for benefits per the financial statements	$177,483,377	$193,244,840
Deemed distributions	(14,478)	(3,652)
Net assets available for benefits per Form 5500	$177,468,899	$193,241,188

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2020:

2020
Net decrease in net assets available for benefits per the financial statements	$(15,761,463)
Change in deemed distributions	(10,826)
Net decrease in net assets available for benefits per Form 5500	$(15,772,289)

8.	SUBSEQUENT EVENTS

Plan management has evaluated all subsequent events through June 29, 2021, which is the date the financial statements were available to be issued, and has concluded that there are no significant events to be reported.

SUPPLEMENTAL SCHEDULE

Form 5500, SCHEDULE H, line 4i

CORE LABORATORIES

PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2020

Plan Number:  001

EIN:  76-0446294

(a)	(b) Identity of Issuer, Borrower, Lessor or Other Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	** (e) Current Value
*	Core Laboratories N.V.	Common Stock	$8,212,596
	Putnam	Collective Trust - Putnam Stable Value	28,138,851
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend Income Fund	3,757,121
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2020 Fund	10,929,895
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2025 Fund	16,877,805
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2030 Fund	8,496,716
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2035 Fund	6,797,283
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2040 Fund	5,518,450
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2045 Fund	6,249,695
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2050 Fund	3,122,785
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2055 Fund	1,002,358
	JP Morgan Chase Bank	Collective Trust - SmartRetirement Passive Blend 2060 Fund	242,106
	American Funds	Mutual Fund - The Growth Fund of America - Class R-6	13,266,040
	The Vanguard Group	Mutual Fund - 500 Index Fund Signal Class	12,264,423
	American Funds	Mutual Fund - Washington Mutual Investors Fund - Class R-6	9,222,223
	PIMCO Funds	Mutual Fund - Total Return Fund Institutional Class	6,687,138
	American Funds	Mutual Fund - EuroPacific Growth Fund - Class R-6	5,749,377
	JP Morgan Chase Bank	Mutual Fund - Mid Cap Growth Fund	4,583,642
	Touchstone	Mutual Fund - Small Company Fund - Class R-6	4,464,221
	RidgeWorth Investments	Mutual Fund - Mid-Cap Value Equity Fund	4,274,696
	American Funds	Mutual Fund - New World Fund - Class R-6	2,720,924
	Cohen & Steers Funds	Mutual Fund - Realty Shares	2,501,891
	The Vanguard Group	Mutual Fund - Total Stock Market Index	2,410,879
	The Vanguard Group	Mutual Fund - Small Cap Stock Index	1,971,386
	The Vanguard Group	Mutual Fund - Mid Capitalization Index	1,604,115
	The Vanguard Group	Mutual Fund - International Explorer Fund	1,440,358
	Calvert Investments	Mutual Fund - Calvert Social Index	1,145,916
	Victory Capital Management	Mutual Fund - Small Company Opportunity Fund	725,322
	The Vanguard Group	Mutual Fund - Total Stock Market Index Admiral	720,971
	Dimensional Fund Advisors	Mutual Fund - US Social Core Equity Fund	152,696
	Conesco Life Insurance Company	Life Insurance Policies - Cash surrender value	36,747
*	Participant Loans	Interest rates ranging from 4.25% to 6.50% with varying maturity dates	2,353,140
			$177,641,766

*Represents a party-in-interest transaction.

**Cost information is not presented because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

	By:	Administrative Committee of the
Core Laboratories Profit Sharing and
Retirement Plan

Date: June 29, 2021	By:	/s/ Christopher S. Hill
Christopher S. Hill
Administrative Committee Member,
Core Laboratories Profit Sharing and
Retirement Plan

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina L.L.P.